                                              March 23, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporate Finance

Re:  Acorda Therapeutics, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        File No. 000-50513

Dear Ladies and Gentlemen:

This letter sets forth the responses of Acorda Therapeutics, Inc. (“we” or the “Company”) to the Staff’s letter dated March 10, 2011 with respect to the above-captioned filings.  For the Staff’s convenience we have repeated the Staff’s comment below before our response.

(9) License and Research Collaboration Agreements, page F-20

Biogen Idec, page F-21

1.
We acknowledge your response to our comment and your proposed revised disclosure.  You indicate in your response that the supply agreement is not a deliverable that has to be accounted for at the onset of the arrangement because it is a contingent deliverable.  It is unclear why you believe a contingent deliverable does not have to be considered in your accounting when ASC 605-25-25-5 sets the criteria for separation of deliverables into separate units of account and this guidance does not appear to differentiate between deliverables and contingent deliverables.  Please clarify for us why you believe you do not have to account for the supply agreement at the onset of your arrangement.  In addition, as you have determined that the supply agreement does not have standalone value, please clarify in your response why the supply agreement is not combined with the license and the Collaboration Agreement in determining the period over which to amortize upfront license consideration.  Separately reference for us, in each instance, the authoritative literature you rely upon to support your accounting.

Response:

With regard to authoritative literature for contingent deliverables, ASC 605-25-25-5 (neither ASU 2009-13 nor the predecessor basis for this guidance, EITF 00-21) does not address contingent deliverables specifically.  However, we believe practice has evolved such that contingent deliverables (such as the supply agreement in this case) are not treated as separate deliverables that need to be accounted for at the onset of the arrangement when the contingency (regulatory approval in this case) is outside the control of the customer and there are no significant incremental discounts with respect to the contingent deliverable. We believe this interpretation is widely accepted and applied in practice as well, as evidenced by the application guidance for revenue recognition on multiple-element arrangements issued by each of the Big 4 firms.  We have included applicable excerpts from Ernst & Young’s and other firms’ guidance in an appendix to this letter to illustrate.

We note the principal activities of the supply agreement only come into play upon the achievement of regulatory approval of the product outside of the US which is outside the control of both parties.  As a result, no distinct action is required by the Company at this time (and only when the contingency has been resolved will action be required by the Company).  Further, the arrangement fee associated with the supply agreement is also contingent in nature and only is required if the contingency is met, that is payments will be made when the services are provided.

The Company believes it has appropriately exercised its professional judgment in evaluating all of the factors available with respect to the contingent deliverable to conclude that there was no significant or incremental discount to be accounted for with respect to the supply agreement at the onset of the arrangement.  This was more fully discussed in our previous response letter submitted to the staff.

Based on our analysis, we determined that the supply agreement represents a contingent deliverable that does not have to be accounted for at the onset of the arrangement and that there was no significant or incremental discount associated with the supply agreement that would have to be separately accounted for.  Accordingly, we concluded there was no accounting consideration of the supply agreement required at the onset of the agreement. Further, based on these conclusions, we determined that the contingent supply agreement did not have to be combined with the License and Collaboration Agreement in determining the amortization period for the upfront consideration.  Finally, because we determined the supply agreement was a contingent deliverable that did not have to be accounted for at the onset of the arrangement, we did not consider whether the supply agreement had stand alone value nor did we attempt to determine the fair value of the supply agreement.

We have also discussed this topic with Ernst & Young’s national office who agrees that the use of professional judgment is required in evaluating contingent consideration. They have indicated they agree with our conclusion.

We respectfully submit that our current disclosures are appropriate and that no additional disclosure is required.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to make sure we have appropriately addressed any further Staff comments. We would very much appreciate the Staff's prompt review of this response. Should you have any follow-up questions, please call me at 914-347-4300, extension 119.

                                            Sincerely,

                                           /s/ David Lawrence
                                            David Lawrence
                                            Chief Financial Officer

Appendix

Appendix

Excerpts from Ernst & Young guidance:
Frequently asked question 1-1
Question:
What factors should be considered when determining if multiple deliverables (elements) are included in a single arrangement?

Response:
Since the term ―deliverable is not defined in accounting literature, analyzing arrangements may require the use of judgment to determine if a deliverable exists. Deliverables (also called elements) generally include all performance obligations imposed on a vendor by an agreement. A deliverable may be an obligation to provide goods, an obligation to deliver services, a right or license to use an asset, or some other vendor performance obligation that was bargained for as part of the arrangement. In general, we believe that an item should be presumed to be a deliverable if:

1)	it is explicitly referred to as an obligation of the vendor in a contractual agreement,

2)	it requires a distinct action by the vendor,

3)	the vendor’s failure to complete an action would result in a significant contractual penalty, or

4)	the inclusion or exclusion of the item in the arrangement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount.

The relative facts and circumstances applicable to an arrangement should be considered when determining if an item is a deliverable.

In certain cases, arrangements may include provisions whereby a customer can elect to purchase additional products or services from the vendor in the future at agreed-upon prices. If such an option is substantive (i.e., truly an option by its nature), then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option. In such cases, the products or services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.

Determining whether an option to acquire additional products or services is substantive requires an assessment as to whether the vendor is truly at risk as to whether the customer will choose to exercise the option. If an arrangement includes an option to acquire services from a vendor that are essential to the functionality of other elements of the arrangement, and such services are only available from the vendor (i.e., there is a lack of other qualified service providers that can be engaged to perform the services), we do not believe the option should be considered substantive. If the option is not substantive, we believe the products or services to be delivered by the vendor on exercise of the option should be accounted for as an element of the current arrangement.

Even if an option is substantive, an assessment should be made as to whether the specified additional products or services have been priced at a significant and incremental discount. If the prices contain a significant and incremental discount, the discount should be accounted for as an element of the arrangement (see FAQ 1-3).

If an option is substantive and not priced at a significant and incremental discount, the determination of the elements included in the arrangement should consider only the noncontingent elements, and sales arising from the customer’s exercise of the option to purchase additional products or services should be accounted for as such events occur.

Frequently asked question 1-6
Question:
Should deliverables that are considered contingent at the inception of an arrangement be identified as separate elements within a multiple-element arrangement?

Response:
Arrangements often include revenue generating activities whose delivery is contingent upon the occurrence of a future event that is not exclusively within the control of the customer. If the future event occurs, the terms of the arrangement require the vendor to deliver specified products or services. Practice issues arise in determining whether this contingent deliverable should be evaluated at the inception of the arrangement as a deliverable, at the time of delivery (requiring re-evaluation of the entire arrangement under ASC 605-25) or treated as a deliverable under a separate arrangement. This issue was deliberated by the EITF during the discussions of EITF 08-1 (issued as ASU 2009-13), but the EITF ultimately decided not to provide guidance on whether or how contingent deliverables affect an entity’s revenue attribution to deliverables in a multiple-element arrangement.

Entities will need to exercise professional judgment to determine how and when a contingent deliverable should be accounted for in an arrangement. In many instances, the contingent deliverable will not be considered a deliverable until the time at which the contingencies are resolved. However, while the contingent deliverable may be excluded from the measurement and allocation process performed at the inception of the arrangement, we believe an evaluation still needs to be made with respect to those deliverables to determine if a significant and incremental discount exists in the pricing of those deliverables (see FAQ 1-3). To the extent a significant and incremental discount is embedded in the selling price of the contingent deliverables, we believe that a portion of the transaction revenue representing the discount should be deferred and not included in the allocation of arrangement consideration performed at inception for the noncontingent deliverables. See FAQ 4-3 for a discussion of the allocation of arrangement consideration to a significant and incremental discount.

Excerpt from KPMG Guidance:
Question 2.4. Is a contingent deliverable considered a separate deliverable in an arrangement that must be considered in allocating arrangement consideration?
Answer 2.4. Generally, yes. However, we believe that it may be appropriate to exclude certain contingent deliverables from the allocation of arrangement consideration at the outset of an arrangement if there is substantive uncertainty about the outcome of the contingency and the customer would have to pay an appropriate incremental fee if and when the contingent item is delivered. A contingent deliverable is distinguished from the optional elements described in Q&A 2.3 in that delivery depends on events not exclusively within the control of the customer. It is distinguished from the when-and-if-available deliverables discussed in Q&A 2.6 in that there is an incremental fee to be paid on delivery of the contingent item. For option-like contingent deliverables that meet these characteristics, if there is a significant and incremental discount related to the contingent deliverable embedded in the arrangement, the guidance in Q&A 2.9 should be applied to allocate consideration to the item. Conversely, if (a) there is no significant and incremental discount related to the contingent deliverable present, (b) it is unclear whether the item will ultimately be delivered because of a substantive contingency, and (c) the customer will have to pay an appropriate incremental fee on delivery, then it may be appropriate to exclude the contingent deliverable from the allocation of arrangement consideration at the outset of the arrangement. In those cases, the contingent deliverable would be accounted for separately if and when delivery takes place.

Example 2.2: Contingent Deliverables
Description of the Arrangement Biotech Co. (Bio) enters into an agreement to license certain rights and provide research and development services to Pharmaceutical Co. (Pharma) to develop Drug A. Bio also will manufacture Drug A for Pharma after successful development of Drug A. The development of Drug A is in its early stages and it is uncertain whether the arrangement will result in successful clinical trials of Drug A. Assume that the specified pricing for the manufacturing is at market such that there is no significant incremental discount related to the manufacturing. Evaluation Due to the uncertainty as to the outcome of the contingency (i.e., successful development of Drug A) and the substantive pricing for the manufacturing if and when delivery occurs, the manufacturing is not considered a separate deliverable at the outset of the arrangement. However, if a significant incremental discount were present for the manufacturing component in the arrangement,

Excerpt from PWC guidance:
Question 14
Should contingent deliverables be identified as separate elements within a multiple element arrangement?
Interpretive response
ASU 2009-13 does not provide guidance on the accounting for contingent deliverables. As such, companies will need to use judgment when determining how and whether to account for such deliverables based on specific facts and circumstances. When a deliverable is contingent upon a future event, it may be appropriate to exclude it from the allocation performed at the inception of the arrangement. In this regard, companies should consider whether the deliverable is contingent upon a future event that is not exclusively within the control of the customer, in which case it may be excluded from the initial allocation. For example, a deliverable that is contingent upon regulatory approval is not exclusively within the control of the customer.
Even when it is concluded that the contingent deliverable should be excluded from the initial allocation, a company would need to determine whether that contingent deliverable is being offered at a significant incremental discount. If so, the discount itself may be considered a separate deliverable requiring that a portion of the arrangement consideration be deferred at inception (see Question 44 for additional guidance).

Excerpt from D&T Guidance:
Contingent Deliverables — 605-25-15 (Q&A 04)
Question
Is a contingency in a multiple-element revenue arrangement a deliverable that an entity should evaluate under ASC 605-25?
Answer
A contingency in a revenue arrangement may represent a potential deliverable that may be difficult to analyze under ASC 605-25. The EITF discussed this topic during its deliberations on the guidance (codified by ASU 2009-13), but ultimately decided not to address contingencies in an arrangement with multiple deliverables, observing that accounting conclusions on this topic are highly dependent on individual facts and circumstances.
The “Issue 08-1 Working Group,” which advised the EITF on this topic, described a contingent deliverable as a revenue-generating activity that is contingent upon the occurrence of a future event not exclusively within the control of the customer. If the future event occurs, the vendor is required by the terms of the arrangement to deliver specified products or services. In describing contingent deliverables, the Working Group noted that such deliverables can be contingent on (1) the actions of a party unrelated to the revenue arrangement (such as a governmental agency), (2) the vendor’s actions, or (3) a combination of both. In some industries and arrangements, contingent deliverables may be prevalent and represent deliverables with considerable value.
The following examples illustrate contingencies that could be considered deliverables under ASC 605-25.
Example 1
Entity B is a biotech company that has developed a new technology for monitoring and testing diabetic individuals. Entity B grants Customer X a five-year license to its technology. The terms of the license agreement do not require B (i.e., B is not obligated) to perform any additional R&D activities. However, B agrees (i.e., B has a contingent obligation) that if improvements to its technology are made during the next two years, it will provide X with a license to the updated technology on a when-and-if-available basis.
Any new license granted to X will terminate at the same time as the original five-year license.
On the basis of all the facts and circumstances, B determines that the obligation to provide a license for improvements to its technology on a when-and-if-available basis represents a deliverable that must be evaluated and accounted for under ASC 605-25.
Example 2
Entity C enters into an arrangement in which it agrees (i.e., has an obligation) to provide R&D services to Customer Y on a best-efforts basis for three years. If a commercially viable product is developed as a result of those services,

C agrees to manufacture 100 units of the product and deliver them (i.e., has a contingent obligation) to Y. Customer Y agrees to pay C $1 million for the R&D services.
On the basis of all the facts and circumstances, C determines that the obligation to manufacture and deliver 100 units if a commercially viable product is developed represents a deliverable that must be evaluated and accounted for under ASC 605-25.
[EDITOR’S NOTE: Example 2 above appears to assumes that Entity C would not get separately paid for the provision of the manufacturing of the product.  This is a key assumption that would likely change our conclusion on such a fact pattern.  That is, we would likely consider such a clause to provide “free” manufacturing to be a significant and incremental discount that would have to be separately accounted for under ASC 605-25.  While this would be slightly different than the conclusion that the manufacturing was a deliverable itself, it would not be significantly different.]
Example 3
Entity D is an automobile manufacturer that includes airbags in its Model T cars. Entity D enters into an arrangement to sell 10,000 Model T cars to a regional automobile dealership. Pursuant to the arrangement terms, D agrees that if new safety standards are adopted for the airbags within the next three years and the airbags currently included in the Model T cars do not comply with the new safety standards, D will replace the existing airbags in all 10,000 Model T cars (i.e., has a contingent obligation), even if such replacement is not required by the new safety standards.
On the basis of all the facts and circumstances, D determines that the contingent obligation to replace the airbags represents a deliverable that must be evaluated and accounted for under ASC 605-25.